SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. 4)(1)


Corporate Office Properties Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)

Common Shares of Beneficial Interest (par value $0.01 per share)
Series A Convertible Preferred Shares of Beneficial Interst (par value $0.01 per share)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


22002T108
--------------------------------------------------------------------------------
                                 (CUSIP Number)
David A. Brune, Vice President, General Counsel and Secretary
Constellation Energy Group, Inc., 250 W. Pratt Street, 23rd Floor
Baltimore, Maryland 21201-2423 (410)783-3600
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


March 5, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.22002T108                    13D                   Page 2 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Energy Group, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1964611



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Common Shares of Beneficial Interest of the Issuer Represents Common Shares held by Constellation Real Estate, Inc.

CUSIP No.22002T108                    13D                   Page 3 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Energy Group, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1964611



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*
_______________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Series A Convertible Preferred Shares of Beneficial Interest of the Issuer Represents Series A Convertible Preferred Shares held by Constellation
  Real Estate, Inc.

CUSIP No.22002T108                    13D                   Page 4 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Enterprises, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2080643



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Common Shares of Beneficial Interest of the Issuer Represents Common Shares held by Constellation Real Estate, Inc.

CUSIP No.22002T108                    13D                   Page 5 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Enterprises, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-2080643



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Series A Convertible Preferred Shares of Beneficial Interest of the Issuer Represents Series A Convertible Preferred Shares held by Constellation
  Real Estate, Inc.

CUSIP No.22002T108                    13D                   Page 6 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Real Estate, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1237835



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Common Shares of Beneficial Interest of the Issuer.

CUSIP No.22002T108                    13D                    Page 7 of 13 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS   Constellation Real Estate, Inc.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 52-1237835



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*
     OO


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Maryland


________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0*
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0*

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0*

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     0*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0*
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
* Series A Convertible Preferred Shares of Beneficial Interest of the Issuer.

CUSIP No.22002T108                     13D                   Page 8 of 13 Pages

This Amendment No. 4 to the statement on Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 4 amends only Items 1, 4 and 5 of the statement. This Amendment No. 4 restates the entire text of the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission, other than the text of the exhibits previously filed pursuant to Item 7 of the statement.

________________________________________________________________________________
Item 1.  Security and Issuer.

Amendment No. 3 to the statement on Schedule 13D relates to the conversion of Series A Convertible Preferred Shares of Beneficial Interest, par value $0.01 per share (the "Preferred Shares"), of Corporate Office Properties Trust, a Maryland real estate investment trust (the "Issuer") into the Common Shares of Beneficial Interest, par value $0.01 per share
(the "Common Shares") of the Issuer, effected on September  29, 2000.
The Issuer has its principal executive offices at 8815 Centre Park Drive, Suite 400, Columbia, Maryland 21045.

On September 29, 2000, Constellation Energy (through its subsidiaries identified in Item 2 below) converted 984,307 shares of the Preferred Shares into 1,845,378 shares of the Common Shares. One Share of the Preferred Shares was not converted and therefore, retained by Constellation Energy (through its subsidiaries identified in Item 2 below). As of the date hereof, Constellation Energy (through its subsidiaries identified in Item 2 below) is the beneficial owner of 8,876,171 shares of the Common Shares, and 1 Preferred Share, representing respectively approximately 43.50% of the Common Shares and 100%
of the Preferred Shares of the Issuer, based on information provided by the Issuer.
________________________________________________________________________________
Item 2.  Identity and Background.

This statement on Schedule 13D is being filed on behalf of Constellation Energy Group, Inc. ("Constellation Energy"), Constellation Enterprises, Inc.("CEI")and Constellation Real Estate, Inc.("CRE") (collectively, the "Reporting Persons"). Constellation Energy is a Maryland corporation and has its principal business and executive offices at 250 West Pratt Street, Baltimore, Maryland 21201-2423. Pursuant to a share exchange effective April 30, 1999, Constellation Energy became the successor to Baltimore Gas and Electric Company ("BGE"). Constellation Energy is a holding company whose subsidiaries include a group of energy businesses focused mostly on power marketing and merchant generation in North America and the Baltimore Gas and Electric Company. The Common Shares and the Preferred Shares are owned of record by CRE, which is a wholly owned subsidiary of Constellation Real Estate Group, Inc. ("CREG"), which is a wholly owned subsidiary of Constellation Holdings, Inc. ("CHI"), which is a wholly owned subsidiary of CEI, which is a wholly owned subsidiary of Constellation Energy. Each of CRE, CREG, CHI and CEI is a Maryland corporation and has its principal executive and business offices at 250 West Pratt Street, Baltimore, Maryland 21201-2423.

None of the Reporting Persons have, during the last five years,
(i) been convicted in a criminal proceeding (excluding minor traffic violations or similar misdemeanors)or(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

CRE (formerly Constellation Properties, Inc.) acquired the securities of the Issuer pursuant to (i) the Contribution Agreement (the "Contribution Agreement") dated as of May 14, 1998, by and among the entities listed as sellers therein and Corporate Office Properties, L.P. and the Issuer, as amended on July 16, 1998 and September 28, 1998; and (ii) the Service Company Asset Contribution Agreement (the "Asset Contribution Agreement") dated May 14, 1998, by and among CRE, KMS Oldco, Inc., CREG, Corporate Office Properties, L.P. and the Issuer. On September 28, 1998, BGE (now Constellation Energy), through its subsidiaries, contributed real property, interests in entities that own real property and a mortgage, and other assets to the Issuer in exchange for cash, assumption of $59.6 million of indebtedness, 6,182,634 Common Shares and 865,566 Preferred Shares of the Issuer. The Preferred
Shares do not entitle the holder thereof to any vote, except (i) as required by applicable law, (ii)in connection with an amendment to the Issuer's Declaration of Trust that would amend, alter or repeal any of the rights, preferences or powers of the Preferred Shares or (iii) the right to designate up to two members of the Board of Trustees as described below. The Preferred Shares are convertible, beginning two years after the closing of the transactions contemplated by the Contribution Agreement and the Asset Contribution Agreement(the "Transaction"), into Common Shares on the basis of
1.8748 Common Shares for each Preferred Share, subject to adjustment upon certain events, in accordance with the terms and provisions of the Articles Supplementary of the Issuer relating to such Preferred Shares filed with the State Department of Assessments and Taxation of Maryland.

CUSIP No.22002T108                    13D                   Page 9 of 13 Pages

On October 22, 1998, pursuant to the Contribution Agreement and the
Asset Contribution Agreement, BGE, through its subsidiaries, contributed interests in an entity that owns real property and other assets to the Issuer in exchange for approximately $9.5 million which was used to pay off outstanding debt, 517,923 Common Shares and 72,509 Preferred Shares.

On December 30, 1998, pursuant to the Contribution Agreement and the
Asset Contribution Agreement, BGE, through its subsidiaries, contributed interests in an entity that owns real property and other assets to the Issuer in exchange for approximately $7.2 million which was used to pay off outstanding debt, $1.2 million compensation primarily for tenant improvements, 330,236 Common Shares and 46,233 Preferred Shares.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

CRE (formerly Constellation Properties, Inc.) acquired the securities of the Issuer as an investment and in consideration of the assets transferred to the Issuer as described in Item 3 above. After the September 28, 1998 closing of the Transaction, the Issuer expanded its Board of Trustees from seven to nine, and the Issuer elected thereto Edward A. Crooke, then Chairman of Constellation Enterprises, Inc. and Vice Chairman of BGE, and Steven D. Kesler, President of Constellation Investments, Inc. and CRE, each of whom were designateed by CRE in accordance with its rights as the holder of Preferred Shares. Mr. Crooke is a Class III Trustee whose term expires in 2003, and Mr. Kesler is a Class II Trustee whose term expires in 2000. If any member of the Board of Trustees designated by CRE withdraws for any reason, CRE will have the right to designate such withdrawing Trustee's replacement. Thereafter, CRE will be entitled to designate two Trustees as long as it owns any Preferred Shares and at least 30% of the Issuer's outstanding Common Shares, and will be entitled to designate one Trustee as long as it owns any Preferred Shares and less than 30% but more than 15% of the outstanding Common Shares. The foregoing calculations include as outstanding the Common Shares owned by CRE as well as the Common Shares issuable upon conversion of Preferred Shares owned by CRE. Moreover, if the Issuer fails at any time or from time to time to pay when due two consecutive quarterly dividend payments on the Preferred Shares, then the holders of the Preferred Shares will be entitled to elect two additional members to the Board of Trustees of the Issuer to serve until all accrued and unpaid dividends on the Preferred Shares have been paid in full.

The Issuer has granted registration rights with regard to the Common
Shares to CRE in exchange for the consideration described in Item 3 above, pursuant to the Registration Rights Agreement dated September 28, 1998, by the Issuer and certain persons named therein. Within six months after the September 28, 1998 closing of the Transaction, the Issuer is obligated to file a shelf registration statement with regard to the Common Shares issued in the Transaction, as well as the Common Shares issuable upon conversion of the Preferred Shares (the "Registrable Securities"). The Issuer is also required, at the demand of holders of 10% or more of the Registrable Securities, to register such holders' Registrable Securities, subject to the right to defer the filing of the necessary registration statement for a period not to exceed 90 days under certain limited circumstances. In addition, the Issuer has granted the holders of the Registrable Securities "piggy-back" rights.

After the closing of the Transaction, Jay H. Shidler remains as Chairman and Clay W. Hamlin, III remains as Chief Executive Officer of the Issuer. Randall M. Griffin, formerly President of CRE, became President and Chief Operating Officer of the Issuer. In addition, Roger A. Waesche, Jr., formerly Senior Vice President of Finance of Constellation Real Estate, Inc. became Senior Vice President and Chief Financial Officer of the Issuer and John H. Gurley, formerly Vice President and General Counsel of Constellation Real Estate, Inc. became Vice President (currently Senior Vice President) and General Counsel of the Issuer.

The Reporting Persons do not have as of the date hereof any plans or proposals that relate to or would result in: (i) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Trustees or management of the Issuer, including any plans or proposals to change the number or terms of trustees or to fill any vacancies of the Board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's declaration of trust, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4)of the Securities Exchange Act of 1934; or(x)any action similar to any of those enumerated above. Notwithstanding anything to the contrary contained herein, the Reporting Persons reserve the right to change their present intentions with respect to matters described in this paragraph.

CUSIP No.22002T108                    13D                   Page 10 of 13 Pages


On February 27, 2002, CRE entered into an Underwriting Agreement to sell 8,876,172 shares of Common Shares owned by it in a public offering pursuant to Registration Statement No.333-59766, and Prospectus Supplement dated February 28, 2002. The closing on this transaction occurred on March 5, 2002.
______________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Based upon information provided by the Issuer, as of September 30, 2000, 20,403,369 Common Shares are issued and outstanding and one Preferred Share is issued and outstanding. The Reporting Persons have sole power to vote and dispose of 8,876,171 Common Shares, which constitutes 43.50% of the outstanding Common Shares, and one Preferred Share, which constitutes 100% of the outstanding Preferred Shares.

As a result of the transaction described in Item 4, as of March 5, 2002, the Reporting Persons own no shares of the Common or Preferred Shares of the Issuer.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as listed below, there are presently no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons filing this Amendment No. 3 to the Schedule 13D, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

The Issuer has granted registration rights with regard to the Common
Shares to CRE in exchange for the consideration described in Item 3 above, pursuant to the Registration Rights Agreement dated September 28, 1998, by the Issuer and certain persons named therein. Within six months after the closing of the Transaction, the Issuer is obligated to file a shelf registration statement with regard to the Registrable Securities. The Issuer is also required, at the demand of holders of 10% or more of the Registrable
Securities, to register such holders' Registrable Securities, subject to the right to defer the filing of the necessary registration statement for a period not to exceed 90 days under certain limited circumstances. In addition, the Issuer has granted the holders of the Registrable Securities "piggy-back" rights.
________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.
None.



________________________________________________________________________________

CUSIP No.22002T108                    13D                   Page 11 of 13 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                        3/5/02
                                        ----------------------------------------
                                                         (Date)
                                        CONSTELLATION ENERGY GROUP, INC.

                                    By:  /s/ David A. Brune
                                        ----------------------------------------
                                                       (Signature)
                                        David A. Brune/Vice President, General
                                        Counsel and Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.22002T108                    13D                   Page 12 of 13 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       3/5/02
                                        ----------------------------------------
                                                         (Date)
                                        CONSTELLATION ENTERPRISES, INC.

                                    By:  /s/ David A. Brune
                                        ----------------------------------------
                                                       (Signature)
                                        David A. Brune/Vice President and
                                        Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

CUSIP No.22002T108                    13D                   Page 13 of 13 Pages



                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                         3/5/02
                                        ----------------------------------------
                                                         (Date)
                                        CONSTELLATION REAL ESTATE, INC.

                                        By:  /s/ Donna M. Levy
                                        ----------------------------------------
                                                       (Signature)

                                        Donna M. Levy/Secretary
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).